UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

Advanced BioEnergy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Scott Brittenham, 5151 E. Broadway Blvd., Suite 510, Tucson, AZ 85711

(520) 628-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. N/A

1.	Names of Reporting Persons: Clean Energy Capital, LLC (f/k/a Ethanol Capital Management, LLC) I.R.S. Identification Nos. of above persons (entities only): 57-1205717
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,683,857 *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,683,857 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,683,857*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 10.6%**
14.	Type of Reporting Person (See Instructions) IA

*	2,750,000 units of membership interest (“Units”) were issued to Ethanol Investment Partners, LLC (“EIP”) pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between Advanced BioEnergy, LLC (“ABE”), Ethanol Capital Management, LLC (“ECM”) and EIP, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008, in connection with the conversion of two convertible notes issued to EIP (the “Settlement Agreement”).

EIP dissolved on December 2, 2014. Clean Energy Capital, LLC (“CEC”) (f/k/a Ethanol Capital Management, LLC) was the sole manager of EIP. The LLC members in EIP consisted of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M (“Series M”), Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”). CEC is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets. Authorized on January 8, 2015, but effective as of January 1, 2015, EIP distributed the 2,750,000 Units to the LLC Members as follows: ECP Series E: 591,268 Units; ECP Series H: 226,247 Units; ECP Series I: 249,234 Units; ECP Series J: 109,531 Units; ECP Series L: 115,072 Units; ECP Series M: 78,502 Units; ECP Series N: 387,946 Units; ECP Series O: 258,249 Units; ECP Series P: 258,016 Units; ECP Series Q: 381,544 Units; and ECP Series S: 94,391 Units.

ECP Series E, H, I, J, L, M, N, O, P, Q and S owned membership interests in EIP prior to the dissolution of EIP. The percentage ownership of each LLC Member in EIP was as follows: ECP Series E owned 21.50%; ECP Series H owned 8.23%; ECP Series I owned 9.06%; ECP Series J owned 3.98%; ECP Series L owned 4.18%; ECP Series M owned 2.86%; ECP Series N owned 14.11%; ECP Series O owned 9.39%; ECP Series P owned 9.38%; ECP Series Q owned 13.87%; and ECP Series S owned 3.43% (ownership percentages may not add to 100% due to rounding).

As noted above, and as previously reported in Amendment No. 8 to Schedule 13D, EIP distributed 78,502 Units (the “Series M Units”) to ECP Series M, and, in connection with the liquidation of ECP Series M, the Series M Units were distributed to the limited partners of ECP Series M. As a result, the 78,502 Series M Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 591,268 Units (the “Series E Units”) to ECP Series E, and, in connection with the liquidation of ECP Series E, effective July 1, 2015, the Series E Units were distributed to the limited partners of ECP Series E. As a result, the 591,268 Series E Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 226,247 Units (the “Series H Units”) to ECP Series H, and, in connection with the liquidation of ECP Series H, effective October 1, 2015, the Series H Units were distributed to the limited partners of ECP Series H. As a result, the 226,247 Series H Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 249,234 Units (the “Series I Units”) to ECP Series I, and, in connection with the liquidation of ECP Series I, effective October 1, 2015, the Series I Units were distributed to the limited partners of ECP Series I. As a result, the 249,234 Series I Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 94,391 Units (the “Series S Units”) to ECP Series S, and, in connection with the liquidation of ECP Series S, effective January 1, 2016, the Series S Units were distributed to the limited partners of ECP Series S. As a result, the 94,391 Series S Units are not reported in this Schedule 13D/A-9.

As a result of the dissolutions of Series M, Series E, Series H, Series I and Series S, only 1,510,358 Units of the 2,750,000 Units that EIP originally received in the Settlement Agreement are included in the 2,683,857 Units reported in this Schedule 13D/A-9.

As previously reported in Amendment No. 8 to Schedule 13D, Tennessee Ethanol Partners, L.P. (“TEP”), of which CEC served as the general partner and investment advisor to and had voting and dispositive power over its assets, owned 500,000 Units (the “TEP Units”), and the TEP Units had been previously reported on Amendments to Schedule 13D filed by CEC. On October 31, 2014, the term of TEP expired and thereafter, in connection with the liquidation of TEP, the TEP Units were distributed to the limited partners of TEP on January 8, 2015 with an effective date of transfer as of January 1, 2015. As a result, the 500,000 TEP Units are not reported in this Schedule 13D/A-9.

Of the 2,683,857 Units reported in this Schedule 13D/A-9, 475,462 Units are directly owned by Ethanol Capital Partners, L.P. Series T (“ECP Series T”), of which CEC serves as the general partner and investment advisor to and has voting and dispositive power over its assets. 462,412 of these Units were acquired by ECP Series T in a private placement on October 6, 2009 and 13,050 of these Units were acquired by ECP Series T in a private placement on October 22, 2009.

318,420 Units are directly owned by Ethanol Capital Partners, L.P. Series R (“ECP Series R”), of which CEC is the general partner and investment advisor to and has voting and dispositive power over its assets. 270,982 of these Units were acquired by ECP Series R in a private placement on October 6, 2009 and 47,438 of these Units were acquired by ECP Series R in a private placement on October 22, 2009.

379,617 Units are directly owned by Ethanol Capital Partners, L.P. Series V (“ECP Series V”), of which CEC is the general partner and investment advisor and has voting and dispositive power over its assets. ECP Series V acquired a total of 379,617 Units in a private placement on June 18, 2010.

ECP Series T, ECP Series R and ECP Series V are distinct stand-alone entities which own their respective Units in ABE directly and not through affiliated entities.

EIP entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye,” and each of Hawkeye and EIP, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the directors of ABE (collectively, the “Original Voting Agreement Parties”), whereby the Original Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

On April 7, 2010, the Original Voting Agreement Parties entered into Amendment No. 1 to Voting Agreement, by and among ABE, Hawkeye, EIP, ECP Series R, ECP Series T, Tennessee Ethanol Partners, L.P. (“TEP”), SDWG and certain of the directors of ABE (the “2010 Voting Agreement Amendment”), pursuant to which (1) TEP, ECP Series R and ECP Series T (collectively, the “2010 Voting Agreement Parties”) were added as parties to the Voting Agreement and (2) at and in connection with the next meeting of the ABE members held to consider proposed changes to the ABE Third Amended and Restated Operating Agreement (the “Operating Agreement”), the directors of ABE who are parties to the 2010 Voting Agreement Amendment were required to recommend to the ABE members the proposed changes to the Operating Agreement as set forth in the proposed Fourth Amended and Restated Operating Agreement of ABE, attached as Exhibit A to the 2010 Voting Agreement Amendment (the “Proposed Changes”), and the Original Voting Agreement Parties, including the 2010 Voting Agreement Parties, were obligated (i) to vote all units of membership interest of ABE held by such Original Voting Agreement Parties and 2010 Voting Agreement Parties in favor of the Proposed Changes and (ii) not to take intentionally any action that would result in the failure to adopt the Proposed Changes to the Operating Agreement by the members of ABE, including but not limited to granting any proxy with respect to any units of membership interest of ABE that is inconsistent with his, her or its obligations under the 2010 Voting Agreement Amendment. The 2010 Voting Agreement Amendment is attached as Exhibit A to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on April 8, 2010. ECP Series V is not a party to the Voting Agreement, as amended, as of the date hereof.

On January 12, 2015, the Original Voting Agreement Parties and the 2010 Voting Agreement Parties (other than EIP and TEP) entered into that certain Amendment No. 2 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, ECP Series T, SDWG and certain of the directors of ABE (the “2015 Voting Agreement Amendment”), pursuant to which (i) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, and ECP Series S, (collectively, the “2015 Voting Agreement Amendment Parties”) were added as parties to the Voting Agreement, (ii) each of EIP and TEP were removed as a party to the Voting Agreement, (iii) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, and ECP Series T succeeded to the rights and privileges that EIP held as an Investor under the Voting Agreement and (iv) certain transfer restrictions were waived with respect to Units being distributed to (a) the limited partners of Series M in connection with the dissolution of ECP Series M and (b) the limited partners of TEP in connection with the dissolution of TEP. As a result, ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “2015 Voting Agreement Parties”)

constituted the parties bound by the terms and conditions of the Voting Agreement, as amended by the 2015 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such 2015 Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the 2015 Voting Agreement Parties were required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2015 Voting Agreement Amendment is attached as Exhibit B to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on January 8, 2015.

On January 11, 2016, the 2015 Voting Agreement Parties entered into that certain Amendment No. 3 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (the “2016 Voting Agreement Amendment”), pursuant to which (i) certain transfer restrictions were waived with respect to Units distributed to the limited partners of ECP Series E, ECP Series H, ECP Series I and ECP Series S in connection with the dissolutions of ECP Series E, ECP Series H, ECP Series I and ECP Series S and (ii) certain transfer restrictions were prospectively waived with respect to Units that will be distributed to the limited partners of any of ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R and ECP Series T (collectively, the “Series Parties”) upon the automatic termination of any such Series Party’s term of duration. As a result, ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “Current Voting Agreement Parties”) constitute the parties bound by the terms and conditions of the Voting Agreement, as amended through the 2016 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Current Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Current Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2016 Voting Agreement Amendment is attached as Exhibit B to this Schedule 13D/A-9.

In entering into the Voting Agreement, as amended by the 2010 Voting Agreement Amendment, the 2015 Voting Agreement Amendment and the 2016 Voting Agreement Amendment, the Current Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Current Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other the Current Voting Agreement Parties for the sole purpose of nominating and electing the Designees pursuant to the Voting Agreement. Accordingly, the 2,683,857 Units reported in this Schedule 13D/A-9 do not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE. This Schedule 13D/A-9 only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D/A-9.

**	Based on 25,410,851 units of membership interest outstanding as of December 22, 2015, as reported by ABE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott Brittenham
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,683,857 *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,683,857 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,683,857 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 10.6%**
14.	Type of Reporting Person (See Instructions) IN

*	2,750,000 units of membership interest (“Units”) were issued to Ethanol Investment Partners, LLC (“EIP”) pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between Advanced BioEnergy, LLC (“ABE”), Ethanol Capital Management, LLC (“ECM”) and EIP, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008, in connection with the conversion of two convertible notes issued to EIP (the “Settlement Agreement”).

EIP dissolved on December 2, 2014. Clean Energy Capital, LLC (“CEC”) (f/k/a Ethanol Capital Management, LLC) was the sole manager of EIP. The LLC members in EIP consisted of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M (“Series M”), Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”). CEC is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets. Authorized on January 8, 2015, but effective as of January 1, 2015, EIP distributed the 2,750,000 Units to the LLC Members as follows: ECP Series E: 591,268 Units; ECP Series H: 226,247 Units; ECP Series I: 249,234 Units; ECP Series J: 109,531 Units; ECP Series L: 115,072 Units; ECP Series M: 78,502 Units; ECP Series N: 387,946 Units; ECP Series O: 258,249 Units; ECP Series P: 258,016 Units; ECP Series Q: 381,544 Units; and ECP Series S: 94,391 Units.

ECP Series E, H, I, J, L, M, N, O, P, Q and S owned membership interests in EIP prior to the dissolution of EIP. The percentage ownership of each LLC Member in EIP was as follows: ECP Series E owned 21.50%; ECP Series H owned 8.23%; ECP Series I owned 9.06%; ECP Series J owned 3.98%; ECP Series L owned 4.18%; ECP Series M owned 2.86%; ECP Series N owned 14.11%; ECP Series O owned 9.39%; ECP Series P owned 9.38%; ECP Series Q owned 13.87%; and ECP Series S owned 3.43% (ownership percentages may not add to 100% due to rounding).

As noted above, and as previously reported in Amendment No. 8 to Schedule 13D, EIP distributed 78,502 Units (the “Series M Units”) to ECP Series M, and, in connection with the liquidation of ECP Series M, the Series M Units were distributed to the limited partners of ECP Series M. As a result, the 78,502 Series M Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 591,268 Units (the “Series E Units”) to ECP Series E, and, in connection with the liquidation of ECP Series E, effective July 1, 2015, the Series E Units were distributed to the limited partners of ECP Series E. As a result, the 591,268 Series E Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 226,247 Units (the “Series H Units”) to ECP Series H, and, in connection with the liquidation of ECP Series H, effective October 1, 2015, the Series H Units were distributed to the limited partners of ECP Series H. As a result, the 226,247 Series H Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 249,234 Units (the “Series I Units”) to ECP Series I, and, in connection with the liquidation of ECP Series I, effective October 1, 2015, the Series I Units were distributed to the limited partners of ECP Series I. As a result, the 249,234 Series I Units are not reported in this Schedule 13D/A-9.

As noted above, EIP distributed 94,391 Units (the “Series S Units”) to ECP Series S, and, in connection with the liquidation of ECP Series S, effective January 1, 2016, the Series S Units were distributed to the limited partners of ECP Series S. As a result, the 94,391 Series S Units are not reported in this Schedule 13D/A-9.

As a result of the dissolutions of Series M, Series E, Series H, Series I and Series S, only 1,510,358 Units of the 2,750,000 Units that EIP originally received in the Settlement Agreement are included in the 2,683,857 Units reported in this Schedule 13D/A-9.

As previously reported in Amendment No. 8 to Schedule 13D, Tennessee Ethanol Partners, L.P. (“TEP”), of which CEC served as the general partner and investment advisor to and had voting and dispositive power over its assets, owned 500,000 Units (the “TEP Units”), and the TEP Units had been previously reported on Amendments to Schedule 13D filed by CEC. On October 31, 2014, the term of TEP expired and thereafter, in connection with the liquidation of TEP, the TEP Units were distributed to the limited partners of TEP on January 8, 2015 with an effective date of transfer as of January 1, 2015. As a result, the 500,000 TEP Units are not reported in this Schedule 13D/A-9.

Of the 2,683,857 Units reported in this Schedule 13D/A-9, 475,462 Units are directly owned by Ethanol Capital Partners, L.P. Series T (“ECP Series T”), of which CEC serves as the general partner and investment advisor to and has voting and dispositive power over its assets. 462,412 of these Units were acquired by ECP Series T in a private placement on October 6, 2009 and 13,050 of these Units were acquired by ECP Series T in a private placement on October 22, 2009.

318,420 Units are directly owned by Ethanol Capital Partners, L.P. Series R (“ECP Series R”), of which CEC is the general partner and investment advisor to and has voting and dispositive power over its assets. 270,982 of these Units were acquired by ECP Series R in a private placement on October 6, 2009 and 47,438 of these Units were acquired by ECP Series R in a private placement on October 22, 2009.

379,617 Units are directly owned by Ethanol Capital Partners, L.P. Series V (“ECP Series V”), of which CEC is the general partner and investment advisor and has voting and dispositive power over its assets. ECP Series V acquired a total of 379,617 Units in a private placement on June 18, 2010.

ECP Series T, ECP Series R and ECP Series V are distinct stand-alone entities which own their respective Units in ABE directly and not through affiliated entities.

Scott Brittenham is the President of CEC and may therefore be deemed to be the beneficial owner of the Units reported in this Schedule 13D/A-9.

EIP entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye,” and each of Hawkeye and EIP, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the directors of ABE (collectively, the “Original Voting Agreement Parties”), whereby the Original Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

On April 7, 2010, the Original Voting Agreement Parties entered into Amendment No. 1 to Voting Agreement, by and among ABE, Hawkeye, EIP, ECP Series R, ECP Series T, Tennessee Ethanol Partners, L.P. (“TEP”), SDWG and certain of the directors of ABE (the “2010 Voting Agreement Amendment”), pursuant to which (1) TEP, ECP Series R and ECP Series T (collectively, the “2010 Voting Agreement Parties”) were added as parties to the Voting Agreement and (2) at and in connection with the next meeting of the ABE members held to consider proposed changes to the ABE Third Amended and Restated Operating Agreement (the “Operating Agreement”), the directors of ABE who are parties to the 2010 Voting Agreement Amendment were required to recommend to the ABE members the proposed changes to the Operating Agreement as set forth in the proposed Fourth Amended and Restated Operating Agreement of ABE, attached as Exhibit A to the 2010 Voting Agreement Amendment (the “Proposed Changes”), and the Original Voting Agreement Parties, including the 2010 Voting Agreement Parties, were obligated (i) to vote all units of membership interest of ABE held by such Original Voting Agreement Parties and 2010 Voting Agreement Parties in favor of the Proposed Changes and (ii) not to take intentionally any action that would result in the failure to adopt the Proposed Changes to the Operating Agreement by the members of ABE, including but not limited to granting any proxy with respect to any units of membership interest of ABE that is inconsistent with his, her or its obligations under the 2010 Voting Agreement Amendment. The 2010 Voting Agreement Amendment is attached as Exhibit A to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on April 8, 2010. ECP Series V is not a party to the Voting Agreement, as amended, as of the date hereof.

On January 12, 2015, the Original Voting Agreement Parties and the 2010 Voting Agreement Parties (other than EIP and TEP) entered into that certain Amendment No. 2 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, ECP Series T, SDWG and certain of the directors of ABE (the “2015 Voting Agreement Amendment”), pursuant to which (i) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, and ECP Series S, (collectively, the “2015 Voting Agreement Amendment Parties”) were added as parties to the Voting Agreement, (ii) each of EIP and TEP were removed as a party to the Voting Agreement, (iii) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, and ECP Series T succeeded to the rights and privileges that EIP held as an Investor under the Voting Agreement and (iv) certain transfer restrictions were waived with respect to Units being distributed to (a) the limited partners of Series M in connection with the dissolution of ECP Series M and (b) the limited partners of TEP in connection with the dissolution of

TEP. As a result, ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “2015 Voting Agreement Parties”) constituted the parties bound by the terms and conditions of the Voting Agreement, as amended by the 2015 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such 2015 Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the 2015 Voting Agreement Parties were required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2015 Voting Agreement Amendment is attached as Exhibit B to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on January 8, 2015.

On January 11, 2016, the 2015 Voting Agreement Parties entered into that certain Amendment No. 3 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (the “2016 Voting Agreement Amendment”), pursuant to which (i) certain transfer restrictions were waived with respect to Units distributed to the limited partners of ECP Series E, ECP Series H, ECP Series I and ECP Series S in connection with the dissolutions of ECP Series E, ECP Series H, ECP Series I and ECP Series S and (ii) certain transfer restrictions were prospectively waived with respect to Units that will be distributed to the limited partners of any of ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R and ECP Series T (collectively, the “Series Parties”) upon the automatic termination of any such Series Party’s term of duration. As a result, ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “Current Voting Agreement Parties”) constitute the parties bound by the terms and conditions of the Voting Agreement, as amended through the 2016 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Current Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Current Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2016 Voting Agreement Amendment is attached as Exhibit B to this Schedule 13D/A-9.

In entering into the Voting Agreement, as amended by the 2010 Voting Agreement Amendment, the 2015 Voting Agreement Amendment and the 2016 Voting Agreement Amendment, the Current Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Current Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other the Current Voting Agreement Parties for the sole purpose of nominating and electing the Designees pursuant to the Voting Agreement. Accordingly, the 2,683,857 Units reported in this Schedule 13D/A-9 do not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE. This Schedule 13D/A-9 only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D/A-9.

**	Based on 25,410,851 units of membership interest outstanding as of December 22, 2015, as reported by ABE in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

Explanatory Note

This Amendment No. 9 to Schedule 13D (“Schedule 13D/A-9”) constitutes the ninth amendment to the Schedule 13D originally filed by the Reporting Persons (defined in Item 2 below) with the SEC on August 22, 2008, as amended by Amendment No. 1 filed with the SEC on November 3, 2008, Amendment No. 2 filed with the SEC on September 3, 2009, Amendment No. 3 filed with the SEC on October 1, 2009, Amendment No. 4 filed with the SEC on October 26, 2009, Amendment No. 5 filed with the SEC on April 8, 2010, Amendment No. 6 filed with the SEC on June 9, 2010, Amendment No. 7 filed with the SEC on June 22, 2010 and Amendment No. 8 filed with the SEC on January 8, 2015. This Schedule 13D/A-9 is being filed by the Reporting Persons to report that (1) ECP Series E dissolved and distributed Units of ABE to its limited partners effective July 1, 2015, (2) ECP Series H dissolved and distributed Units of ABE to its limited partners effective October 1, 2015, (3) ECP Series I dissolved and distributed Units of ABE to its limited partners effective October 1, 2015, (4) ECP Series S dissolved and distributed Units of ABE to its limited partners effective January 1, 2016, (5) that ECP Series E, ECP Series H, ECP Series I and ECP Series S are no longer parties to the Voting Agreement, and thus are no longer Current Voting Agreement Parties (as defined in the footnotes contained in the cover pages to this Schedule 13D/A-9, which include members of the ABE board of directors party to the Voting Agreement) and (6) the Current Voting Agreement Parties entered into that certain Amendment No. 3 to Voting Agreement (the “2016 Voting Agreement Amendment”).

EIP distributed its Units of ABE in the following amounts to the following members of EIP (collectively, the “LLC Members”):

(i)	Ethanol Capital Partners, L.P., Series E (“ECP Series E”): 591,268 Units
(ii)	Ethanol Capital Partners, L.P., Series H (“ECP Series H”): 226,247 Units
(iii)	Ethanol Capital Partners, L.P., Series I (“ECP Series I”): 249,234 Units
(iv)	Ethanol Capital Partners, L.P., Series J (“ECP Series J”): 109,531 Units
(v)	Ethanol Capital Partners, L.P., Series L (“ECP Series L”): 115,072 Units
(vi)	Ethanol Capital Partners, L.P., Series M (“ECP Series M”): 78,502 Units
(vii)	Ethanol Capital Partners, L.P., Series N (“ECP Series N”): 387,946 Units
(viii)	Ethanol Capital Partners, L.P., Series O (“ECP Series O”): 258,249 Units
(ix)	Ethanol Capital Partners, L.P., Series P (“ECP Series P”): 258,016 Units
(x)	Ethanol Capital Partners, L.P., Series Q (“ECP Series Q”): 381,544 Units
(xi)	Ethanol Capital Partners, L.P., Series S (“ECP Series S”): 94,391 Units

Ethanol Capital Partners, L.P., Series E (“ECP Series E”), was a member of EIP, and, in connection with the liquidation of EIP, EIP distributed 591,268 Units (the “Series E Units”) to ECP Series E. ECP Series E, which dissolved on May 26, 2015, distributed the Series E Units to the limited partners of ECP Series E in connection with the liquidation of Series E effective July 1, 2015. The Series E Units are not included in the 2,683,857 Units reported in this Schedule 13D/A-9.

Ethanol Capital Partners, L.P., Series H (“ECP Series H”), was a member of EIP, and, in connection with the liquidation of EIP, EIP distributed 226,247 Units (the “Series H Units”) to ECP Series H. ECP Series H, which dissolved on July 31, 2015, distributed the Series H Units to the limited partners of ECP Series H in connection with the liquidation of Series H effective October 1, 2015. The Series H Units are not included in the 2,683,857 Units reported in this Schedule 13D/A-9.

Ethanol Capital Partners, L.P., Series I (“ECP Series I”), was a member of EIP, and, in connection with the liquidation of EIP, EIP distributed 249,234 Units (the “Series I Units”) to ECP Series I. ECP Series I, which dissolved on July 31, 2015, distributed the Series I Units to the limited partners of ECP Series I in connection with the liquidation of Series I effective October 1, 2015. The Series I Units are not included in the 2,683,857 Units reported in this Schedule 13D/A-9.

Ethanol Capital Partners, L.P., Series S (“ECP Series S”), was a member of EIP, and, in connection with the liquidation of EIP, EIP distributed 94,391 Units (the “Series S Units”) to ECP Series S. ECP Series S, which dissolved on September 8, 2015, distributed the Series S Units to the limited partners of ECP Series S in connection with the liquidation of Series S effective January 1, 2016. The Series S Units are not included in the 2,683,857 Units reported in this Schedule 13D/A-9.

As a result of entering into the 2016 Voting Agreement Amendment, the Current Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and, accordingly, the 2,683,857 Units reported in this Schedule 13D/A-9 do not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE. This Schedule 13D/A-9 only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D/A-9 and does not report any acquisition or disposition of Units of ABE by the Reporting Persons identified in Item 2 of this Schedule 13D/A-9.

Item 1.	Security and Issuer

Units of membership interest

Advanced BioEnergy, LLC (the “Issuer” or “ABE”)

8000 Norman Center Drive, Suite 610

Bloomington, Minnesota 55437

Item 2.	Identity and Background

(a)	This Schedule 13D/A-9 is being filed on behalf of the following persons:

(i)	Clean Energy Capital, LLC (f/k/a Ethanol Capital Management, LLC) and
(ii)	Scott Brittenham (together, the “Reporting Persons”)

Attached as Exhibit A to this Schedule 13D/A is a copy of the agreement among the foregoing persons that this Schedule 13D/A be filed on behalf of each of them.

The Current Voting Agreement Parties who are parties to the 2016 Voting Agreement Amendment may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the 2016 Voting Agreement Amendment described in more detail in the footnotes to the cover pages of this Schedule 13D/A-9 and in Items 4 and 6 below. This Schedule 13D/A-9 only reports information on the Reporting Persons identified in this Item 2.

Clean Energy Capital, LLC (“CEC”) (f/k/a Ethanol Capital Management, LLC (“ECM”)) is the general partner and investment advisor to:

(i)	ECP Series J
(ii)	ECP Series L
(iii)	ECP Series N
(iv)	ECP Series O
(v)	ECP Series P
(vi)	ECP Series Q
(vii)	ECP Series R
(viii)	ECP Series T
(ix)	ECP Series V

CEC has the power to vote and dispose of the securities reported in this Schedule 13D/A-9.

(b)	The address of the principal business office of CEC is Rockefeller Center, 7th Floor, 1230 Avenue of the Americas, New York, NY 10020.

(c)	Investment Advisor.

(d)	None.

(e)	None.

(f)	Citizenship:

(i)	Clean Energy Capital, LLC: a Delaware Limited Liability Company
(ii)	Scott Brittenham: United States
(iii)	ECP Series J: a Delaware Limited Partnership
(iv)	ECP Series L: a Delaware Limited Partnership
(v)	ECP Series N: a Delaware Limited Partnership
(vi)	ECP Series O: a Delaware Limited Partnership
(vii)	ECP Series P: a Delaware Limited Partnership
(viii)	ECP Series Q: a Delaware Limited Partnership
(ix)	ECP Series R: a Delaware Limited Partnership
(x)	ECP Series T: a Delaware Limited Partnership
(xi)	ECP Series V: a Delaware Limited Partnership

Item 3.	Source and Amount of Funds or Other Consideration

On April 27, 2007, the Issuer issued a convertible promissory note to EIP in the amount of $10,000,000 (“Note 1”). On June 20, 2007, the Issuer issued a second convertible promissory note to EIP in the amount of $15,929,436 (“Note 2”). Both Notes had a scheduled maturity date of June 20, 2008. Under the terms of the Notes, the Notes were convertible into units of membership of the Issuer based on a conversion price of the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which the Issuer sold units during the period in which the Notes were outstanding.

CEC and ABE disputed the conversion price of the Notes and whether interest on the Notes was convertible into units. CEC and ABE settled their dispute pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between ABE, CEC and EIP, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008 (the “Settlement Agreement”). Under the terms of the Settlement Agreement, ABE issued EIP 2,750,000 Units in connection with the Notes, of which 1,510,358 Units are included in the 2,683,857 Units reported in this Amendment No. 9.

ECP Series T acquired 462,412 Units in ABE pursuant to a subscription agreement, dated October 6, 2009, at a purchase price of $1.50 per Unit, for an aggregate purchase price of $693,618. ECP Series T acquired an additional 13,050 Units in ABE pursuant to a subscription agreement, dated October 22, 2009, at a purchase price of $1.50 per Unit, for an aggregate purchase price of $19,575.

ECP Series R acquired 270,982 Units in ABE pursuant to a subscription agreement, dated October 6, 2009, at a purchase price of $1.50 per Unit, for an aggregate purchase price of $406,473. ECP Series R acquired an additional 47,438 Units in ABE pursuant to a subscription agreement, dated October 22, 2009, at a purchase price of $1.50 per Unit, for an aggregate purchase price of $71,157.

ECP Series V acquired a total of 379,617 Units in a private placement on June 18, 2010 at a price per Unit of $1.50, for an aggregate purchase price of $569,425.50.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Units for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of units or disposal of some or all of the Units currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, as the case may be.

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer. On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its regular meeting of members. EIP entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and certain of the directors of ABE (collectively, the “Original Voting Agreement Parties”), whereby the Original Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10%, but more than 5%, of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). At that time, EIP held in excess of 10% of the outstanding units of membership interest in ABE, and, accordingly, was entitled to designate two representatives to the ABE board of directors, one of which is Scott Brittenham. On January 8, 2015, Charles Miller, who will serve in the sole discretion of EIP, was appointed to the ABE board of directors collectively by CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, and ECP Series T, who succeeded to the rights of EIP pursuant to the 2015 Voting Agreement Amendment discussed below. The Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

On April 7, 2010, the Original Voting Agreement Parties entered into Amendment No. 1 to Voting Agreement, by and among ABE, Hawkeye, EIP, ECP Series R, ECP Series T, Tennessee Ethanol Partners, L.P. (“TEP”), SDWG and certain of the directors of ABE (the “2010 Voting Agreement Amendment”), pursuant to which (1) TEP, ECP Series R and ECP Series T (collectively, the “2010 Voting Agreement Parties”) were added as parties to the Voting Agreement and (2) at and in connection with the next meeting of the ABE members held to consider proposed changes to the ABE Third Amended and Restated Operating Agreement (the “Operating Agreement”), the directors of ABE who are parties to the 2010 Voting Agreement Amendment were required to recommend to the ABE members the proposed changes to the Operating Agreement as set forth in the proposed Fourth Amended and Restated Operating Agreement of ABE, attached as Exhibit A to the 2010 Voting Agreement Amendment (the “Proposed Changes”), and the Original Voting Agreement Parties, including the 2010 Voting Agreement Parties, were obligated (i) to vote all units of membership interest of ABE held by such Original Voting Agreement Parties and 2010 Voting Agreement Parties in favor of the Proposed Changes and (ii) not to take intentionally any action that would result in the failure to adopt the Proposed Changes to the Operating Agreement by the members of ABE, including but not limited to granting any proxy with respect to any units of membership interest of ABE that is inconsistent with his, her or its obligations under the 2010 Voting Agreement Amendment. The Proposed Changes, among other things, eliminated restrictions on the number of authorized Units of ABE and clarified that the ABE board may, but is not required to, fill vacancies that arise on the ABE board.

On January 12, 2015, the Original Voting Agreement Parties and the 2010 Voting Agreement Parties (other than EIP and TEP) entered into that certain Amendment No. 2 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, ECP Series T, SDWG and certain of the directors of ABE (the “2015 Voting Agreement Amendment”), pursuant to which (i) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q,

and ECP Series S, (collectively, the “2015 Voting Agreement Amendment Parties”) were added as parties to the Voting Agreement, (ii) each of EIP and TEP were removed as a party to the Voting Agreement, (iii) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, and ECP Series T succeeded to the rights and privileges that EIP held as an Investor under the Voting Agreement and (iv) certain transfer restrictions were waived with respect to Units being distributed to (a) the limited partners of Series M in connection with the dissolution of ECP Series M and (b) the limited partners of TEP in connection with the dissolution of TEP. As a result, ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “2015 Voting Agreement Parties”) constituted the parties bound by the terms and conditions of the Voting Agreement, as amended by the 2015 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such 2015 Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the 2015 Voting Agreement Parties were required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2015 Voting Agreement Amendment is attached as Exhibit B to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on January 8, 2015.

On January 11, 2016, the 2015 Voting Agreement Parties entered into that certain Amendment No. 3 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (the “2016 Voting Agreement Amendment”), pursuant to which (i) certain transfer restrictions were waived with respect to Units distributed to the limited partners of ECP Series E, ECP Series H, ECP Series I and ECP Series S in connection with the dissolutions of ECP Series E, ECP Series H, ECP Series I and ECP Series S and (ii) certain transfer restrictions were prospectively waived with respect to Units that will be distributed to the limited partners of any of ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R and ECP Series T (collectively, the “Series Parties”) upon the automatic termination of any such Series Party’s term of duration. As a result, ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “Current Voting Agreement Parties”) constitute the parties bound by the terms and conditions of the Voting Agreement, as amended through the 2016 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Current Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Current Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2016 Voting Agreement Amendment is attached as Exhibit B to this Schedule 13D/A-9.

In their capacity as directors of the Issuer, Scott Brittenham and Charles Miller may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

In addition, the Reporting Persons may engage in communications with one or more members, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Notwithstanding the potential plans and proposals enumerated above, pursuant to the Settlement Agreement, CEC and EIP, on their own behalf and on behalf of each of their officers, directors and affiliates, agreed that they would not participate with any other person or entity in proposing an action prior to the next annual meeting of ABE that would likely result in the removal or dismissal of current ABE board members. The Settlement Agreement does not, however, prohibit such action in connection with any other meetings of ABE members at which board members are elected held thereafter.

Except as expressly set forth in this Item 4, the Reporting Persons currently have no additional plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D/A-9) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)	See pages 2 – 13 of cover pages.

(b)	See pages 2 – 13 of cover pages.

(c)	None.

(d)	CEC is the General Partner of ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T and ECP Series V and has discretion on whether to distribute dividends to each of ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T and ECP Series V.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer. On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its regular meeting of members. EIP entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and certain of the directors of ABE (collectively, the “Original Voting Agreement Parties”), whereby the Original Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10%, but more than 5%, of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). At that time, EIP held in excess of 10% of the outstanding units of membership interest in ABE, and, accordingly, was entitled to designate two representatives to the ABE board of directors, one of which is Scott Brittenham. On January 8, 2015, Charles Miller, who will serve in the sole discretion of EIP, was appointed to the ABE board of directors collectively by CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, and ECP Series T, who succeeded to the rights of EIP pursuant to the 2015 Voting Agreement Amendment discussed below. The Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

On April 7, 2010, the Original Voting Agreement Parties entered into Amendment No. 1 to Voting Agreement, by and among ABE, Hawkeye, EIP, ECP Series R, ECP Series T, Tennessee Ethanol Partners, L.P. (“TEP”), SDWG and certain of the directors of ABE (the “2010 Voting Agreement Amendment”), pursuant to which (1) TEP, ECP Series R and ECP Series T (collectively, the “2010 Voting Agreement Parties”) were added as parties to the Voting Agreement and (2) at and in connection with the next meeting of the ABE members held to consider proposed changes to the ABE Third Amended and Restated Operating Agreement (the “Operating Agreement”), the directors of ABE who are parties to the 2010 Voting Agreement Amendment were required to recommend to the ABE members the proposed changes to the Operating Agreement as set forth in the proposed Fourth Amended and Restated Operating Agreement of ABE, attached as Exhibit A to the 2010 Voting Agreement Amendment (the “Proposed Changes”), and the Original Voting Agreement Parties, including the 2010 Voting Agreement Parties, were obligated (i) to vote all units of membership interest of ABE held by such Original Voting Agreement Parties and 2010 Voting Agreement Parties in favor of the Proposed Changes and (ii) not to take intentionally any action that would result in the failure to adopt the Proposed Changes to the Operating Agreement by the members of ABE, including but not limited to granting any proxy with respect to any units of membership interest of ABE that is inconsistent with his, her or its obligations under the 2010 Voting Agreement Amendment.

On January 12, 2015, the Original Voting Agreement Parties and the 2010 Voting Agreement Parties (other than EIP and TEP) entered into that certain Amendment No. 2 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, ECP Series T, SDWG and certain of the directors of ABE (the “2015 Voting Agreement Amendment”), pursuant to which (i) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, and ECP Series S, (collectively, the “2015 Voting Agreement Amendment Parties”) were added as parties to the Voting Agreement, (ii) each of EIP and TEP were removed as a party to the Voting Agreement, (iii) CEC, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series S, and ECP Series T succeeded to the rights and privileges that EIP held as an Investor under the Voting Agreement and (iv) certain transfer restrictions were waived with respect to Units being distributed to (a) the limited partners of Series M in connection with the dissolution of ECP Series M and (b) the limited partners of TEP in connection with the dissolution of TEP. As a result, ABE, CEC, Hawkeye, ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “2015 Voting Agreement Parties”) constituted the parties bound by the terms and conditions of the Voting Agreement, as amended by the 2015 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such 2015 Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the 2015 Voting Agreement Parties were required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2015 Voting Agreement Amendment is attached as Exhibit B to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on January 8, 2015.

On January 11, 2016, the 2015 Voting Agreement Parties entered into that certain Amendment No. 3 to Voting Agreement, by and among ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (the “2016 Voting Agreement Amendment”), pursuant to which (i) certain transfer restrictions were waived with respect to Units distributed to the limited partners of ECP Series E, ECP Series H, ECP Series I and ECP Series S in connection with the dissolutions of ECP Series E, ECP Series H, ECP Series I and ECP Series S and (ii) certain transfer restrictions were prospectively waived with respect to Units that will be distributed to the limited partners of any of ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R and ECP Series T (collectively, the “Series Parties”) upon the automatic termination of any such Series Party’s term of duration. As a result, ABE, CEC, Hawkeye, ECP Series J, ECP Series L, ECP Series N, ECP Series O, ECP Series P, ECP Series Q, ECP Series R, ECP Series T, SDWG and certain of the directors of ABE (collectively, the “Current Voting Agreement Parties”) constitute the parties bound by the terms and conditions of the Voting Agreement, as amended through the 2016 Voting Agreement Amendment, which includes, but is not limited to, the obligation to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Current Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the

Current Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement, as amended. The 2016 Voting Agreement Amendment is attached as Exhibit B to this Schedule 13D/A-9.

EIP and ABE entered into a Registration Rights Agreement, dated June 25, 2007 (the “Registration Rights Agreement”), which grants EIP demand registration rights and piggyback registration rights in certain circumstances with respect to units of ABE issued to EIP upon conversion of two convertible promissory notes described in more detail below. The Registration Rights Agreement is attached as Exhibit C to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009. In connection with Hawkeye’s investment in ABE, EIP and ABE entered into a First Amendment to Registration Rights Agreement, dated August 28, 2009 (the “First Amendment to Registration Rights Agreement”), which amended the Registration Rights Agreement to reflect registration rights granted by ABE to Hawkeye. The First Amendment to Registration Rights Agreement is attached as Exhibit D to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

On April 27, 2007, the Issuer issued a convertible promissory note to EIP in the amount of $10,000,000 (“Note 1”). On June 20, 2007, the Issuer issued a second convertible promissory note to EIP in the amount of $15,929,436 (“Note 2”). Both Notes had a scheduled maturity date of June 20, 2008. Under the terms of the Notes, the Notes were convertible into units of the Issuer based on a conversion price of the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which the Issuer sold units during the period in which the Notes were outstanding.

CEC and ABE disputed the conversion price of the Notes and whether interest on the Notes was convertible into units. CEC and ABE settled their dispute pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between ABE, CEC, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008 (the “Settlement Agreement”). Under the terms of the Settlement Agreement, ABE issued EIP 2,750,000 Units in connection with the Notes.

Item 7.	Material to Be Filed as Exhibits

Exhibit A. Joint Filing Agreement.

Exhibit B. Amendment No. 3 to Voting Agreement.

[signature on following page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Febuary 12, 2016

Date

/s/ Scott Brittenham

Signature

Scott Brittenham

Name/Title